UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ALEXZA PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

015384 209

(CUSIP Number)

OCTOBER 27, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015384 209	Page 2 of 5 Pages

1.	Name of Reporting Persons Grupo Ferrer Internacional, S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Organized under the laws of Spain
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,241,935
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,241,935
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,241,935
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.6% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)	This percentage is calculated based upon 19,404,697 shares of the Issuer’s common stock outstanding as of November 1, 2014 as provided by Alexza Pharmaceuticals, Inc.

CUSIP No. 015384 209	Page 3 of 5 Pages

Item 1(a)	Name of Issuer

Alexza Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

2091 Stierlin Court

Mountain View, CA 94043

Item 2(a)	Name of Person Filing

Grupo Ferrer Internacional, S.A.

Item 2(b)	Address of Principal Business Office or, if none, Residence

Avenida Diagonal 549, 5th Floor

E-08029 Barcelona Spain

Item 2(c)	Citizenship

Organized under the laws of Spain

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number

015384 209

Item 3

Not applicable.

Item 4	Ownership

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Grupo Ferrer Internacional, S.A.	2,241,935	0	2,241,935	0	2,241,935	11.6%

(1)	This percentage is calculated based upon 19,404,697 shares of the Issuer’s common stock outstanding as of November 1, 2014 as provided by Alexza Pharmaceuticals, Inc.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

CUSIP No. 015384 209	Page 4 of 5 Pages

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 3rd day of November, 2014.

GRUPO FERRER INTERNACIONAL, S.A.

By:	/s/ Jorge Ramentol Massana
JORGE RAMENTOL MASSANA / C.E.O. [Name/Title]